FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

CURRENT TECHNOLOGY CORPORATION

INTERIM FINANCIAL STATEMENTS

MARCH 31, 2004

For further information contact:

Robert K. Kramer, CA

Chief Financial Officer

Tel:

604 684 2727

Fax:

604 684 0526

Email: ctc@axion.net

CURRENT TECHNOLOGY CORPORATION
(Incorporated under the Company Act of British Columbia)
BALANCE SHEET
As at March 31, 2004 and December 31, 2003
(Canadian dollars)
(unaudited - prepared by management)

Assets
	2004	2003

Current:
Cash	$28,498	$27,288
Accounts receivable	63,083	35,124
Prepaid expenses	177,249	29,447
Inventory	6,563	29,016

Total current assets	275,393	120,875

Capital assets (Note 3)	25,474	29,087
Patents, license and rights (Note 4)	105,000	110,000

	$405,867	$259,962

Liabilities

Accounts payable	$397,373	$413,466
Promissory note (Note 5)	863,974	-
Total current liabilities	1,261,347	413,466

Convertible promissory note (Note 6)	362,890	353,728

Promissory note (Note 5)	-	834,946

	1,624,237	1,602,140

Shareholders' Deficiency

Equity component of convertible promissory note (Note 6)	135,445	135,445
Share capital (Note 7)	30,778,136	30,635,410
Subscription liabilities (Note 8)	230,800	-
Contributed surplus (Note 9)	424,812	424,812
Deficit	(32,787,563)	(32,537,845)

	(1,218,370)	(1,342,178)

Going Concern (Note 1)
Commitments (Note 16)	$405,867	$259,962

APPROVED BY THE BOARD:

"Anne Kramer" Director

"Robert Kramer" Director

-See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION STATEMENT OF LOSS AND DEFICIT
(Canadian dollars)
(unaudited - prepared by management)

	3 months ended March 31, 2004	3 months ended March 31, 2003

Revenue	$94,933	$91,894

Expenses
Amortization	8,612	11,055
Foreign exchange	13,541	(72,065)
Interest	25,612	22,355
Investor relations	16,072	9,994
Legal, accounting and filing fees	40,026	23,302
Manufacturing	29,241	27,484
Office and supplies	9,213	10,060
Public relations	23,912	13,627
Regulatory-health	25,314	8,173
Rent	12,826	10,497
Salaries and benefits	92,737	93,130
Telephone	5,738	6,551
Tests and studies	28,610	29,799
Travel	13,197	22,360
	344,651	216,322

Net loss	(249,718)	(124,428)

Deficit, beginning of period	(32,537,845)	(31,691,278)

DEFICIT, END OF PERIOD	($32,787,563)	($31,815,706)

Basic and fully diluted net loss per share	($0.01)	($0.01)

-See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION
STATEMENT OF CASH FLOWS
(Canadian dollars)
(unaudited - prepared by management)

	3 months ended March 31, 2004	3 months ended March 31, 2003
OPERATING ACTIVITIES
Net loss	($249,718)	($124,428)
Items not affecting cash
Amortization	8,612	11,055

	(241,106)	(113,373)
Changes in non-cash working capital
(Increase) Decrease in accounts receivable	(27,959)	(44,332)
(Increase) Decrease in subscription receivable	-	(114,034)
(Increase) Decrease in inventory	22,453	(19,572)
(Increase) Decrease in prepaid expenses	(147,802)	-
Increase (Decrease) in demand promissory note	863,974	115,489
Increase (Decrease) in promissory note	(834,946)	(12,798)
Increase (Decrease) in accounts payable	(16,092)	(71,411)
Cash flows from (used in) operating activities	(381,478)	(260,031)

FINANCING ACTIVITIES
Subscription liability	230,800	249,219
Convertible promissory notes	9,162	(19,541)
Issuance of new shares	142,726	5,534
Cash flows from financing activities	382,688	235,212

Investing Activities
Purchase of capital assets	-	(301)
	-	(301)

NET CASH INFLOW (OUTFLOW)	1,210	(25,120)

CASH BEGINNING OF PERIOD	27,288	62,011

CASH END OF PERIOD	$28,498	$36,891

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	25,612	22,355

-See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

1.

Going Concern:

These financial statements have been prepared on the going concern assumption that the corporation will be able to realize its assets and discharge its liabilities in the normal course of business.  The corporation's ability to realize its assets and discharge its liabilities in the normal course of business is in question.  Accordingly, in order to carry on its operations, the corporation is dependent on attaining profitable operations and obtaining additional equity.

2.

Accounting Policies:

a)

Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the
United States.  These differences are described in Note 17.

b)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-
in, first-out basis.

c)

Equipment and Website Development -

The following assets are recorded at cost.  Amortization is provided on the following basis and at the following annual rates:

Computer equipment and software

  3 years

straight-line

Furniture and fixtures

20%

declining balance

Office equipment

20%

declining balance

Website development

  2 years

straight-line

d)

Use of Estimates -

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions, the corporation may undertake in the future, actual results may differ from the estimates.

e)

Patents, License and Rights -

Patents, licence and rights consist of all the costs of acquiring patents, licence and rights related to ElectroTrichoGenesis ("ETG") and are amortized over 10 years.

f)

Loss per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

. .. . 2

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

2.

Accounting Policies: (Continued)

g)

Revenue Recognition -

The corporation recognizes revenue on the sale of ETG devices and CosmeticTrichoGenesis
("CTG") units when the agreement to purchase has been concluded and collection of the balance owing is reasonably assured.

Revenue from royalty agreements is recognized when earned which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

h)

Future Income Taxes -

The liability method is used in accounting for income taxes.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, unutilized capital and non-capital losses, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Future tax expense was based on amortization that was reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated.

Future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses ultimately will be utilized.

i)

Stock Based Compensation Plans -

The corporation adopted, effective January 1, 2002, the requirements of the CICA Handbook
Section 3870, "Stock-Based Compensation and Other Stock-Based Payments."  The
corporation has adopted the fair value based method for all employees and non-employees.
The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the corporation, together with the amount in contributed surplus, will be credited to common share capital.  For options granted prior to January 1, 2002, the corporation continues to follow the accounting policy under which no expense is recognized for these stock options.  When these options are exercised, the proceeds received by the corporation are recorded as common share capital.

j)

Translation of Foreign Currencies -

Assets and liabilities in foreign currencies are translated into Canadian dollars at quarter-end spot exchange rates.  Revenue and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the transaction date.  Realized and unrealized gains and losses from foreign currency translation are recognized in earnings.

. .. . 3

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

4.

Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related corporation, 314613 B.C. Ltd., for $200,000 effective July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on
July 12, 1999.

5.

Promissory Note:

The promissory note is to a lender who owns over 15% of the corporation.  This note bears interest at 10% per annum.  Principal and interest are payable on January 2, 2005.  This note is secured by a general security agreement under which the corporation has granted a security interest over all of the corporation's assets, including all intellectual property but subordinate to the convertible promissory note in Note 6.

6.

Convertible Promissory Note:

As at March 31, 2004, the corporation had one convertible promissory note outstanding.

The convertible promissory note is to a lender who owns over 15% of the corporation.  The total principal amount owing is US$279,300, of which US$125,500 is non-interest bearing and
US$153,800 bears interest at a fixed rate of 10% per annum.  The note will mature on August 31,
2005.  The liability portion of this note is $362,890 which includes $132,088 of accrued interest.
The equity component is $135,445.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units of capital in the corporation.  Each US$0.05 of principal and interest outstanding at the time of conversion may be converted into one unit consisting of one common share and one warrant.  Each warrant will entitle the lender to purchase one additional common share of the corporation at US$0.05 up to and including March 31, 2006.  The corporation is not allowed to repay the principal prior to August 31, 2005.

This note is secured by a floating charge over all of the corporation's assets, including all intellectual properties, such charges to be released upon conversion or repayment

. .. . 4

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

6.

Convertible Promissory Note:(Continued)

The liability component of the convertible promissory note is calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.  The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.
Interest on the convertible promissory note, calculated as the amount required to accrete the liability component back to the amount payable on maturity, is charged to interest expense.

7.

Share Capital:

Authorized -

100,000,000 Common shares without par value

  10,000,000 Class "A" Preference shares without par value

8.

Subscription Liabilities

During the quarter ended March 31, 2004, the corporation collected US$115,000 and Cdn$80,000 in private placement financing.  The shares have not been issued.

9.

Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the corporation's subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.
On December 29, 2000, the corporation sold its investment in CTC Ventures Corporation for a nominal sum to a corporation director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability has been recorded as contributed surplus.

During the year ended 2003, a creditor forgave the balance of a promissory note valued at $16,014 in exchange for 450,000 warrants exercisable at US$0.20 each until June 28, 2005.  This was credited to contributed surplus.

. .. . 5

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

9.

Contributed Surplus:(Continued)

The corporation accounts for its stock based compensation under the fair value based method using the Black-Scholes Option Pricing Model.  During the year-ended 2003, $38,200 (2002 -$61,178) of compensation expense relating to stock options that has vested during the year has been charged to the Contributed Surplus account.  Options granted during the year were valued using the following assumptions:

Volatility factor of the market:

14%

Price of the corporation shares:

$0.23

Dividend yield:

0%

Weighted average expiry date of options:

5 years

Risk free interest rate:

2.75%

10.

Stock Options:

From time to time, the corporation grants incentive stock options to directors, officers, employees and promoters of the corporation.

Options outstanding under this plan are as follows:

The following table summarizes information about stock options outstanding and exercisable at
March 31:

. .. . 6

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

10.

Stock Options:(Continued)

The following table summaries information about stock options to purchase common shares outstanding and exercisable at March 31:

11.

Warrants:

. .. . 7

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

11.

Warrants:(Continued)

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at March 31:

12.Related Party Transactions:

13.

Financial Instrument:

Fair Values -

Unless otherwise noted cash, accounts receivable, accounts payable, convertible promissory note and promissory note are stated at amounts that approximate book value.

. .. . 8

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

14.

Segmented Information:

The corporation's major operations relate to the sales of ETGs and CTGs worldwide as well as royalties charged for their use.

The breakdown of revenue by region is as follows:

15.

Income Taxes:

The difference in income taxes (recovery) is due to differences between the Canadian statutory federal income tax rate and the corporation's effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

The corporation has non-capital losses for income tax purpose of approximately $5,354,058 which may be available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.  The losses will expire as follows:

2004

$1,391,302

2005

483,105

2006

330,971

2007

492,394

2008

811,388

2009

1,105,792

2010

739,106

. .. . 9

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

15.

Income Taes:(Continued)

The corporation has incurred net capital losses of $6,300,712 for income tax purpose which may be utilized to reduce future years' capital gains.  These losses carry forward indefinitely.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

16.

Commitments:

The corporation has entered into an agreement to lease premises to April 30, 2005.  The future minimum lease payments for the next two years are as follows:

2004

$15,283

2005

6,792

The corporation is committed to one operating lease.  The future lease payments for this year are
$1,828.

17.

Differences between Canadian and United States

Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with
Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Stock Based Compensation:

(i)

Employee Stock Options -

Effective January 1, 2002, the corporation began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Pricing Model.

(ii)

Non-employees Stock Options -

The corporation accounts for its non-employees stock options with the fair value method

"FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-
Scholes Options Pricing Model with the following weighted average assumptions:

Volatility factor of the market

14%

Price of the corporation shares

$0.23

Dividend yield

0%

Weighted average expiry date of options

5 years

Risk-free interest rate

2.75%

. .. . 10

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

17.

Differences between Canadian and United States

Generally Accepted Accounting Principles: (Continued)

Net Loss Per Share:

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings
per share.   The net loss per share, as reported, is different from basic loss per share as prescribed by
SFAS No. 128 as follows:

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting
Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997.
The corporation has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition:

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements,
was issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession's existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The corporation has determined that SAB No. 101 does not have a material effect on its financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under the Canadian GAAP:

. .. . 11

CURRENT TECHNOLOGY CORPORATION

Notes to Financial Statements

for the three months ended March 31, 2004 and 2003

(Canadian Dollars)

17.

Differences between Canadian and United States

Generally Accepted Accounting Principles: (Continued)

Convertible Promissory Note:

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and
Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.
Canadian GAAP requires the separate presentation of the liability and the equity component of the convertible promissory note (Note 6)

Derivative Instruments:

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging
Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on entity's rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS No. 138, Accounting for Derivative Instruments and Hedging
Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The corporation's adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the corporation's financial position or results of operations.

18.

Subsequent Event:

The continuance of the corporation from incorporation under the British Columbia Company Act to the Canada Business Corporation Act was completed, effective May 13, 2004.

. .. . 12

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

INTRODUCTION

Management's Discussion and Analysis ("MD&A") reviews the operating results, financial position, liquidity, risks and industry trends affecting the financial results of Current Technology Corporation (the "Corporation").  The MD&A should be read in conjunction with the December 31, 2003 Year End Report and 2004 news releases.  The MD&A is prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and Form 51-102F1 - Management's Discussion and Analysis.  Amounts are expressed in Canadian dollars unless otherwise specified.

Current Technology has developed its TrichoGenesis platform into two products.  Specifically, they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG Techniques).  The Corporation owns patents relating to the technology, methodology and design of its products.

ElectroTrichoGenesis or ETG (not available in the US) provides a clinically proven treatment for hair loss.  The ETG device applies a mild electrostatic field to the hair follicles in the scalp, with the result that 96% of participants in clinical tests showed regrowth of hair or a cessation of hair loss.  On average, treatment group participants experienced a 66% increase in hair count after 36 weeks of a weekly, 12-minute treatment regimen.  Results were published in the International Journal of Dermatology, a peer reviewed medical journal.

In 2002, Psycho-Oncology, a peer reviewed medical journal reported on a single center pilot clinical trial to assess the efficacy of the ETG device in the prevention or reduction of hair loss in patients with breast cancer undergoing chemotherapy. Thirteen women completed the study and twelve of the thirteen had the same amount of hair or an increase in the amount of hair at the conclusion of their chemotherapy regimen when compared to baseline.  All of the women were diagnosed with breast cancer, treated with CMF chemotherapy over approximately 24 weeks, and received concurrent ETG treatments.  The Psycho-Oncology report can be viewed on the ETG website: http://www.etgtreatment.com.

The Corporation has developed a product to suit the requirements of the cosmetic and spa markets in the United States.  This product is called CTG Techniques (CosmeticTrichoGenesis) and is a breakthrough method for improving the appearance of thinning hair.  The CTG website is:  http://www.ctgtechniques.com.

The MD&A contains forward-looking statements concerning the Corporation's business operations, and financial performance and condition.  When used in the MD&A the words "believe", "anticipate", "intend", "estimate", "expect", "project", and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Corporation's control; therefore, future events may vary substantially from what the Corporation currently foresees.  You should not place undue reliance on such forward-looking statements.

OVERALL PERFORMANCE

Statement of Loss and Deficit:  Revenue in the first quarter of 2004 increased slightly to $94,933 from $91,894 in 2003.  Total expenses increased by $128,329 to $344,651 in 2004 from $216,322 in 2003.  As a result of the slight increase in revenue and more significant increase in expenses, the net loss increased by $125,290 to $249,718 in 2004 from $124,428 in 2003.

The increase in net loss of $125,290 during 2004 was primarily a result of the following factors: a foreign exchange expense of $13,541 in 2004 (versus a recovery of $72,065 in 2003) translating into a net increase in such expense of $85,606 in 2004; increase in legal, accounting and filing fees of $16,724 ($40,026 versus $23,302 in 2003); an increase in public relations expense of $10,285 ($23,912 versus $13,627 in 2003); an increase in regulatory-health of $17,141 ($25,314 versus $8,173);  and a decrease of $9,163 in travel ($13,197 versus $22,360 in 2003).

Balance Sheet:  The working capital deficiency increased significantly from $292,591 at December 31, 2003 to $985,954 at March 31, 2004, for a total increase of $693,363.  This increase was a result of a promissory note due January 2, 2005 moving from long-term debt ($834,946 in 2003) to current liabilities ($863,974 in 2004) as a result of its due date being less than one year after the statement date.  This increase in liabilities was partially offset by an increase in current assets of $154,518 ($275,393 in 2004 versus $120,875 in 2003).  As a result of the aforementioned change in the classification of the promissory note, long term debt decreased by $825,784 from $1,188,674 in 2003 to $362,890 in 2004.

With respect to the capital section of the balance sheet, $142,726 of shares were issued as a settlement of debt and $230,800 of private placement funds were received during the first quarter and recorded as a subscription liability because the shares had not yet been issued.  The net affect of these changes was a decrease in capital deficiency of $123,808 from $1,342,178 in 2003 to $1,218,370 in 2004.

Statement of Cash Flows:  The funding of operating activities  which resulted  in a net outflow of $381,478 by net financing activities of $382,688 is clearly demonstrated in this statement.

Commentary:  ETG treatment centers are presently operating in 10 countries:  Ireland (commenced in 2003), Cyprus, Greece, New Zealand, Australia, Canada, Mexico, Argentina, Chile and Kuwait.  Recent publicity, including an article in the April 2004 issue of Popular

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

 Mechanics and certain television coverage, has resulted in a significant increase in the level of enquiries about the Corporation's products.  When combined with its considerable efforts in other parts of the world, particularly in Asia, the Corporation believes this increased level of activity may result in meaningful sales in the near term.

CTG was launched in the United States during 2003.  Initially the Corporation worked with two non-exclusive distributors.  As the year progressed, however, the Corporation focused on a marketing strategy of appointing exclusive distributors in specific geographic regions, on the condition they make meaningful purchase commitments over a specified period of time.   Two such agreements have been finalized: greater New York City (100 units at 20 per year over 5 years) and greater Miami (40 units over 3 years).  The Corporation believes this is the template that will yield the best results and believes other areas will be brought on stream in the near future.  CTGs are presently operating in Florida, Iowa, North Carolina and Washington.

RESULTS OF OPERATIONS

The Corporation has four possible sources of revenue:

The sale of ETG (ElectroTrichoGenesis) devices.

The sale of CTG (CosmeticTrichoGenesis) units.

Technology Use Fees (royalties) calculated on the number of treatments generated by ETG devices or the number of sessions generated by CTG units.

Licence fees which could be generated from the sale of rights to particular geographic areas.

Historically the Corporation has generated revenue from the first three sources; to date, no revenue has been generated from the sale of licences.

ETG devices are operating in ten countries.  During the year 2003, marketing of CTG units commenced in the United States.  The Corporation believes significant market opportunities exist for both ETG and CTG.  However, expansion of the number of countries in which ETG devices are operating and, more particularly, rollout of CTG in the United States have been hampered by the Corporation's chronic shortage of cash which has made it difficult to initiate and sustain marketing efforts and support its distributors.

The Corporation is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

SUMMARY OF QUARTERLY RESULTS

The following table sets forth unaudited quarterly information for each of the eight quarters ended June 30, 2002 through March 31, 2004.  This information has been derived from unaudited interim financial statements that, in the opinion of the Corporation's management, have been prepared on a basis consistent with the audited annual financial statements.

	2004		2003				2002
Canadian Dollars	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Total revenue	94,933	44,156	39,988	58,824	91,894	39,636	17,994	35,127
Operating loss	249,718	208,242	277,103	235,176	124,428	314,967	361,098	311,188
Net loss	249,718	209,860	277,103	235,176	124,428	314,967	361,098	311,188

Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01

As evidenced by ongoing losses, the Corporation has not achieved a breakeven position and does not generate sufficient revenue to sustain itself.  Although revenue in 2003 was greater than combined revenues for 2002 and 2001, and revenue in Q1 of 2004 was greater than revenue during any other quarter during the subject period of two years, revenue can only be described as modest.  In the circumstances, quarter by quarter comparisons are not particularly meaningful.  The Corporation believes annual revenue may increase significantly in 2004, particularly CTG revenue in the United States, however, quarter by quarter comparisons in 2004 will probably remain less than meaningful.

LIQUIDITY

The Corporation incurred a net loss of $249,718 during the period ended March 31, 2004.  The Corporation has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $32,787,563 at March 31, 2004.  The Corporation has a promissory note in the amount of $863,974 issued to its largest shareholder due January 2, 2005 (see note 5 to the financial statements).  Although the note holder has the right to convert to equity on terms similar to an arm's length private placement, there can be no guarantee he will elect to do so.  The Corporation is currently engaged in discussions with potential investors which could result

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.

The ability of the Corporation to continue as a going concern is dependent on the successful conclusion of these discussions, the receipt of additional financing and/or proceeds on the sale of assets and ultimately its ability to generate sufficient cash from operations and financing sources to meet obligations as they come due.

The Corporation believes the CTG marketing effort in the United States is starting to gain traction.  Agreements for the distribution of CTG have been signed covering greater Miami and New York City.  These agreements provide for the sale of a minimum of 140 CTG units over the next three to five years.  Similar agreements are under negotiation for other parts of the United States.  In addition, negotiations are underway for the distribution of ETG in various countries around the world including new opportunities in Asia.

The Corporation believes it needs to achieve an annual run rate of 80 - 100 TrichoGenesis units in order to breakeven.  With the foregoing completed contracts and negotiations in mind, the Corporation believes it may achieve such a position during 2005.

CAPITAL RESOURCES

Share Capital:  During the period the Corporation issued 380,000 shares for $142,726 for settlement of debt.

	Number of Shares	Amount
Balance, beginning	51,136,811	$30,635,410
Common Shares Issued -
- For settlement of debt	380,000	142,726
Balance, ending	51,516,811	$30,778,136

Convertible Promissory Note:  As at March 31, 2004, the Corporation had one convertible promissory note outstanding.

The convertible promissory note is to a lender who owns over 15% of the Corporation.  The total principal amount owing is US$279,300 of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum.  The note will mature on August 31, 2005.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units of the Corporation.  Each US$0.05 of principal and interest outstanding at the time of conversion may be converted into one unit consisting of one common

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

share and one warrant.  Each warrant will entitle the lender to purchase one additional common share of the Corporation at US$0.05 up to and including March 31, 2006.  The Corporation is not allowed to repay the principal prior to August 31, 2005.

This note is secured by a floating charge over all of the Corporation's assets, including all intellectual properties, such charges to be released upon conversion or repayment.

Promissory Note:  On December 31, 2003, the Corporation reached an agreement with its largest shareholder to restructure US$644,000 indebtedness of the Corporation otherwise coming due on January 2, 2004.  Under the agreement the outstanding non-convertible debt totaling US$644,000 (the "New Debt") will bear interest at 10% per annum and be due and payable as of January 2, 2005.  In connection with the restructuring of the debt, the Corporation has agreed to give the lender the right to participate on the same terms in any private placements the Corporation may undertake while the New Debt remains outstanding, to a cumulative maximum amount equal to the amount of the New Debt plus future advances, if any, and accrued interest.

The lender owns 8,029,500 common shares and warrants to purchase an additional 6,759,167 common shares.  All such warrants have been amended so as to provide for a cashless exercise provision.  Of the warrants held by the lender, the Corporation has agreed to extend the expiry date of 2,000,000 warrants exercisable at US$0.25 from December 31, 2003 to the later of January 3, 2005 or three business days following the date the New Debt is repaid.  The Corporation has also agreed to adjust the terms applicable to a further 2,980,000 warrants held by the lender.  These warrants will now be exercisable at US$0.05 per share up to and including February 7, 2005 (was February 7, 2004) and at US$0.10 thereafter up to and including February 7, 2006 (was February 7, 2005).  The Corporation has agreed to extend these terms further in circumstances where the New Debt is not paid when due.  In addition to the above warrants, the lender holds warrants to purchase 179,167 common shares that are exercisable at a price of US$0.15 per share up to and including September 27, 2006 and warrants to purchase 1,600,000 common shares that are exercisable at a price of US$0.50 per share up to and including October 11, 2006.  The lender also holds a convertible promissory note issued by the Corporation, convertible as at March 31, 2004 into 6,513,200 common shares and warrants to purchase an additional 6,513,200 common shares.  The warrants are exercisable at a price of US$0.05 per share and expire March 31, 2006.

Subscription Liability: During 2004, the Corporation has collected US$145,000 and Cdn$80,000 in private placement financings.  The shares have not been issued.

OFF-BALANCE SHEET ARRANGEMENTS

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

The Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Transactions during the period -

Salaries accrued or paid

$76,622

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of

consideration established and agreed to by related parties.

Balance at period end -

Salaries, payable to directors

$34,038

PROPOSED TRANSACTIONS

The Corporation is not currently contemplating an asset or business acquisition of disposition.

CRITICAL ACCOUNTING ESTIMATES

Not applicable.

CHANGES IN ACCOUNTING POLICIES

Stock Based Compensation:

(i)

Employee Stock Options -

Effective January 1, 2002, the Corporation began to account for all its employee stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes Option Pricing Model.

(ii)

Non-employee Stock Options -

The Corporation accounts for its non-employees stock options with the fair value method "FAS 123".  Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires t hat the option be valued using the Black-Scholes Options Pricing Model.

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

The net result of this change is an expense of $61,178 in 2002 and $38,200 in 2003.  No options were issued during the first quarter of 2004.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation has a convertible promissory note (see note 6 to the financial statements) and promissory note (see note 5 to the financial statements) both denominated in US dollars.  There was a significant increase in the value of the Canadian dollar versus the US dollar from March 31, 2003 (.6813) to March 31, 2004 (.7626).  This increase in the value (i.e. strength) of the Canadian dollar resulted in a significant unrealized foreign exchange gain or recovery in 2003.  The Canadian dollar actually weakened slightly against the US dollar in the first quarter of 2004 from .7713 on December 31, 2003 to ..7626 on March 31, 2004 resulting in a foreign exchange loss of $13,541.  The actual foreign exchange gain or loss will not be known until the notes are converted or repaid.  The Corporation does not hedge its foreign exchange risk.

It must be noted, these exchange rate fluctuations have both positive and negative effects on the Corporation.  While a stronger Canadian Dollar is positive in terms of debt repayment, it is negative in terms of sales as the Corporation receives US Dollars from the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as C$15,776 on December 31, 2002 and only C$12,965 on December 31, 2003 and C$13,113 on March 31, 2004.

The reader should also note the explanation of the equity component of the convertible promissory note in note 6 to the financial statements.

OTHER MD&A REQUIREMENTS

Share Capital:  There were 51,516,811 common shares and no preference shares outstanding on March 31, 2004.

Warrants:  The following warrants were outstanding on March 31, 2004.

Expiry Date	Numbers of Shares	Exercise Price
December 31, 2004	633,333	US$ 0.25
January 3, 2005	2,000,000	US$ 0.25
February 7, 2006	2,980,000	US$ 0.10 *
June 28, 2005	450,000	US$ 0.20
June 30, 2005	2,500,000	US$ 0.05

CURRENT TECHNOLOGY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 31, 2004

January 31, 2006	564,000	US$ 0.05
April 30, 2006	200,000	US$ 0.30
June 30, 2006	400,000	US$ 0.075
September 27, 2006	179,167	US$ 0.15
October 11, 2006	1,680,000	US$ 0.50
May 15, 2007	1,227,129	US$ 0.55
* US$ 0.05 up to and including February 7, 2005

Stock Options:  The following stock options were outstanding March 31, 2004.

Expiry Date	Numbers of Shares	Option Price
February 7, 2005	3,170,000	US$ 0.05
December 20, 2005	200,000	US$ 0.05
September 6, 2006	275,000	US$ 0.12
October 10, 2006	200,000	US$ 0.20
December 19, 2006	225,000	US$ 0.26
April 8, 2007	250,000	US$ 0.26
July 25, 2007	100,000	US$ 0.30
October 17, 2008	850,000	US$ 0.20

Research Report:  The Research Works, Inc. ("RW") an equity research boutique founded in 1992, has issued a research report on Current Technology Corporation.  The report is available at RW's Web-publishing division:  http://www.stocksontheweb.com.  RW is a registered investment advisor that produces equity research reports.  On March 31, 2004 in consideration for RW's equity research services to be performed through March 30, 2005, the Corporation paid RW a fee of 350,000 restricted shares of its common stock.

Legal:  The continuance of the Corporation from incorporation under the British Columbia Company Act to the Canada Business Corporations Act was completed, effective May 13, 2004.

Date:   May 27, 2004

Current Technology Corporation

May 28, 2004

To All Applicable Commissions and Exchanges

Dear Sirs:

Subject:

Quarterly Report March 31, 2004

We confirm that the following material was sent by pre-paid mail on May 28, 2004  to all shareholders on our supplemental mail list as maintained by Computershare Trust Company of Canada:

Quarterly Report March 31, 2004 / Interim Financial Statements for the three months ended March 31, 2004 and Management's Discussion and Analysis.

Yours truly,

CURRENT TECHNOLOGY CORPORATION

"Robert K. Kramer"

Chief Financial Officer and Director

Suite 530, 800 West Pender Street, Vancouver, B.C.,  Canada V6C 2V6

Telephone:(604) 684-2727 1-800-661-4247  Fax:(604) 684-0526

Website: http://www.currentech.com

Form 52-109FT1

Certification of INTERIM Filings during Transition Period

I, Robert Kramer, Secretary, CFO and a director of Current Technology Corporation, certify that:

1.

I have reviewed the INTERIM filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Current Technology Corporation, for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  May 28, 2004

"Robert Kramer"                 _

Robert Kramer

Secretary, CFO and Director

Form 52-109FT2

Certification of INTERIM Filings during Transition Period

I, Anne Kramer, President, CEO and a director of Current Technology Corporation, certify that:

1.

I have reviewed the INTERIM filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Current Technology Corporation, for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  May 28, 2004

"Anne Kramer"                  _

Anne Kramer

President, CEO and Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: May 31, 2004